United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November, 2015

Commission File Number: 001-35892

GW PHARMACEUTICALS PLC

(Translation of registrant’s name into English)

Sovereign House

Vision Park

Histon

Cambridge CB24 9BZ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐

Other Events

On November 25, 2015, GW Pharmaceuticals plc (the “Company”) issued a press release announcing that seven abstracts related to the Company’s programs have been selected for presentation at the upcoming 69th Annual Meeting of the American Epilepsy Society including data from the physician-led Epidiolex® (cannabidiol or CBD) expanded access program. The meeting will be held December 4-8 in Philadelphia. Additional information on the American Epilepsy Society and presentations at the annual meeting can be found online at www.aesnet.org. The press release is attached as Exhibit 99.1 and is incorporated by reference herein.

Exhibits

99.1 Press release dated November 25, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GW Pharmaceuticals plc

	By:	/s/ Adam George
	Name:	Adam George
	Title:	Chief Financial Officer

Date: November 25, 2015